                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                   SCHEDULE TO
                                 (Rule 14d-100)
                             Tender Offer Statement
    Under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

                                (AMENDMENT NO. 4)


                              CERPROBE CORPORATION
                       (Name of Subject Company (Issuer))


                           CARDINAL MERGER SUB., INC.,
                          a Wholly-Owned Subsidiary of

                        KULICKE AND SOFFA INDUSTRIES, INC.
                        (Name of Filing Person (Offeror))


                           Common Stock Par Value $.05
                         (Title of Class of Securities)


                                    156787103
                      (CUSIP Number of Class of Securities)

                               Clifford G. Sprague
                Senior Vice President and Chief Financial Officer
                              2101 Blair Mill Road
                             Willow Grove, PA 19090
                                 (215) 784-6000

                                 With a copy to:

                               F. Douglas Raymond
                           Drinker Biddle & Reath LLP
                                One Logan Square
                             18th and Cherry Streets
                           Philadelphia, PA 19103-6996
                                 (215) 988-2700
    (Name, Address, and Telephone of Person Authorized to Receive Notices and
                    Communications on Behalf of Filing Person)

                            Calculation of Filing Fee

Transaction valuation                                    Amount of filing fee*

   $214,840,660                                          $42,968.13

* This amount has previously been paid.

[ ] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

      Check the appropriate boxes below to designate any transactions to which the statement relates:

      [X]   third-party tender offer subject to Rule 14d-1.
      [ ]   issuer tender offer subject to Rule 13e-4.
      [ ]   going-private transaction subject to Rule 13e-3.
      [ ]   amendment to Schedule 13D under Rule 13d-2.

      Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

      This Amendment No. 4 amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission on October 25, 2000 by Cardinal Merger Sub., Inc., a Delaware Corporation and a wholly-owned subsidiary of Kulicke and Soffa Industries, Inc., a Pennsylvania corporation, relating to the Offer by Merger Sub to purchase all of the outstanding shares of common stock, par value $0.05 per share, together with the associated rights to purchase Series A Junior Participating Preferred Stock of Cerprobe Corporation, a Delaware corporation, at a price of $20.00 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 25, 2000. In this amendment, "Schedule TO" refers to the Tender Offer statement on Schedule TO originally filed with the SEC on October 25, 2000, as amended and supplemented; "Merger Sub" refers to Cardinal Merger Sub., Inc.; "Parent" refers to Kulicke and Soffa Industries, Inc., and the "Company" refers to Cerprobe Corporation. The Offer to Purchase, which is attached as Exhibit (a)(1) to the Schedule TO, and the related Letter of Transmittal, which is attached as Exhibit (a)(2) to the Schedule TO, as they may be amended and supplemented from time to time, together constitute the "Offer."

      ITEMS 1 through 6, 8 and 11.

      Items 1 through 6, 8 and 11 of the Schedule TO, which incorporate by reference the information contained in the Offer to Purchase and all its exhibits, are by this amendment amended and supplemented by adding the following to the Offer to Purchase:

      "In a press release dated November 24, 2000, Parent announced that the Offer expired at 12:00 Midnight on November 22, 2000, and that shareholders validly tendered approximately 8,858,449 Shares (or 92.5% of the outstanding Shares) which Parent has accepted for payment. In addition, Parent announced that it received Notices of Guaranteed Delivery with respect to 254,284 Shares (or 2.7% of the outstanding Shares) which, under the Offer, must be validly tendered within three trading days after delivery of this notice in order to be accepted for payment. A copy of the press release containing such announcement is filed as Exhibit (a)(11) and is incorporated in this amendment by reference."


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      ITEM 12.  EXHIBITS

      Item 12 is hereby amended and supplemented by adding the following exhibit and is incorporated herein by reference.

      (a)(11)     Press Release dated November 24, 2000.


                                    SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 27, 2000

                                    KULICKE AND SOFFA INDUSTRIES, INC.

                                    By:  /s/ Clifford G. Sprague
                                         ----------------------------
                                         Name:  Clifford G. Sprague
                                         Title:    Chief Financial Officer


                                    CARDINAL MERGER SUB., INC.

                                    By:  /s/ Clifford G. Sprague
                                         ----------------------------
                                         Name:  Clifford G. Sprague
                                         Title:   Vice President


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                                INDEX TO EXHIBITS


(a)(11)                 Press release dated November 24, 2000.


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